SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 12b25

                         NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER: 000-24368

[  ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [XX] Form 10-Q
and Form 10-QSB   [ ] Form N-SAR

For Period Ended:      September 30,  2000
                  -----------------------

     [ ] Transition Report on Form 10KSB
     [ ] Transition Report on Form 20F
     [ ] Transition Report on Form 11K
     [ ] Transition Report on Form 10QSB
     [ ] Transition Report on Form NSAR

     For the transition period ended ________________________.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I  Registrant Information


     Full Name of Registrant:       Flexpoint Sensor Systems, Inc.
                                    ------------------------------
     Former Name if Applicable:     Not Applicable
                                    ------------------------------
     Address of Principal Executive Office (Street and Number):

         6906 South 300 West, Midvale, Utah               84047
         -----------------------------------             -------


PART II  Rules 12b25 (b) and (c)

     [X]     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X]     The subject quarterly report on 10QSB will be filed on or before the fifth calendar day following the prescribed due date;

     [ ]     The accountant's statement or other exhibit required by Rule
12b25(c) has been attached, if applicable.


PART III  Narrative

    The Company has experienced material and complex transactions during the period and subsequently which require additional time to adequately account for and disclose. As a result, complete and accurate financial information could not be finished without unreasonable effort and expense.

PART IV  Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

             Charles D. Roe           (801) 568-5111
            ---------------------------------------------

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes     [  ]     No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ]  Yes     [X ]     No


    FLEXPOINT SENSOR SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           FLEXPOINT SENSOR SYSTEMS, INC.



     Date: NOVEMBER 14, 2000             By: /s/ Charles D. Roe
                                            -----------------------
                                               Charles D. Roe
                                               Chief Financial Officer